Exhibit 2

Board of Directors	July 29, 2026

Valion Bio, Inc.

1305 E. Houston St.

Building 1, Suite 311

San Antonio, TX 78205

Re: Demand for Immediate Removal of Chief Executive Officer Michael Handley

Dear Members of the Board:

3i, LP is a significant shareholder of Valion Bio, Inc., and we write to demand that the Board of Directors immediately exercise its fiduciary duties and remove Michael Handley as Chief Executive Officer. This letter should leave no ambiguity as to the seriousness of our concern or our resolve to see it addressed without further delay.

The Board's continued inaction in the face of Mr. Handley's sustained mismanagement is not a passive failure — it is, in our view, a dereliction of the Board's duty of care and duty of loyalty to the Company's shareholders. Directors are fiduciaries. That role does not permit deference to a chief executive whose leadership is actively destroying shareholder value. Every additional day Mr. Handley remains at the helm compounds the damage and exposes the Board itself to accusations of malfeasance for having failed to act despite clear warning.

We do not make this demand lightly, and we do not make it out of a lack of belief in this Company. Quite the opposite: Valion Bio has tremendous underlying potential — in its science, its people, and its market position — and 3i remains prepared to continue supporting the Company toward that potential. It is precisely because we believe in what this Company can become that we cannot continue to stand by while current leadership runs it into the ground. Our confidence is in Valion Bio. It is not, and can no longer be, in Michael Handley.

Accordingly, we demand that the Board immediately remove Michael Handley as Chief Executive Officer and commence, without delay, a search for permanent leadership capable of restoring shareholder confidence and executing on the Company's potential. We request an immediate written response detailing the specific steps the Board will take in response to these demands.

Let us be direct: this is not a request for discussion about whether a problem exists. The problem is established. What remains is whether this Board will act on its fiduciary obligations, immediately, or continue to allow value to be destroyed on its watch. There is no acceptable transition period, no further review, and no additional time to deliberate. 3i expects — and, as a significant shareholder, is entitled to — immediate and decisive action.

We reserve all rights available to us as shareholders, including but not limited to those available under applicable corporate law and the Company's governing documents, should the Board fail to act promptly and appropriately.

We look forward to your immediate attention to this matter.

Sincerely,

Maier Tarlow

Managing Member

2 Wooster Street, 2nd Floor, New York, NY 10013